UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2008

000-50109
(Commission File Number)

AMS HOMECARE INC.

(Registrant's Name)

1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F

☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes

☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82-

1360 Cliveden Ave Delta, BC V3M 6K2 Canada

FOR IMMEDIATE RELEASE

Arbitrator to Rule on the Magnitude of Damages to be Awarded to AMS Homecare Inc.

Vancouver, B.C. February 6, 2008 - AMS Homecare Inc. (pink sheets: AHCKF), a provider of mobility products, durable medical products and patient monitoring technology to the aging North American population provides the following corporate update.

On March 28, 2005 the company announced a binding agreement with Wireless 2000 RF & UWB Technologies Ltd (D.B.A Wireless2000) to acquire exclusive rights to market patented Ultra Wideband (UWB) Technology to the healthcare, elder care, medical offices and hospital markets in North America.

In 2007 Wireless2000 initiated an arbitration in an attempt to invalidate the contract with the Company stating that since Wireless2000 had failed to provide the product to the Company on time that the Company must provide notice to Wireless2000 and allow Wireless2000 to return the Company’s funds or produce the product in a specified time.  Nevertheless, Wireless2000 did not return the funds to the Company and also did not provide the finished product to the Company in the specified time.  Rather Wireless2000 chose to claim that  a breach of contract occurred, using clause 4.2 of the contract as justifiable reason.

On September 06, 2007 the Company reported that Mr. Kenneth Glasner, Q.C., who arbitrated the matter, made a ruling affirming the Company’s agreement and contract with Wireless2000 ruling that Wireless2000 acted in bad faith in performing its duties under the agreement.

In late 2007, Wireless2000 appealed the ruling to the British Columbia Supreme Court.  The matter was heard in mid December 2007 before the Honourable Mr. Justice Groberman.

On February 5, 2008 the Honourable Mr. Justice Groberman issued a written judgment making a decision reaffirming that the “arbitrator correctly interpreted clause 4.2 of the contract…  Clause 4.2 is quite amenable to an interpretation that did not compel AMS to give notice… the contract was simply providing that AMS was compelled to provide notice if it intended to rely on the remedy of having its money repaid to it.  It [AMS] was perfectly free to refrain from giving notice and foregoing that remedy.  In my view that is the commercially sensible interpretation of the clause.  The arbitrator… was correct in his interpretation of it.”

The arbitrator, Mr. Glasner also awarded damages to the Company but has not yet determined the amount of damages to be awarded.  Hence, Wireless2000 also argued that because the arbitrator exceeded the time limits for an award as set out in the rules and in the agreement, then the arbitrator has lost jurisdiction and any ruling on an award is a nullity.  The Honourable Mr. Justice Groberman reasoned and ruled that “Wireless was not entitled to sit back and await the award and then challenge it, when it was dissatisfied with it, on the basis that it was delivered too late.”  Hence, Mr. Justice Groberman remitted that matter back to the arbitrator stating “I remit the matter to the arbitrator to determine the appropriate award of damages.”

AMS Homecare is very pleased with the decision reaffirming its agreement with Wireless2000 and is pleased that the Honourable Mr. Justice Groberman has reasoned and makes a request that Mr. Glasner conclude the matter by determining the amount of damages”, stated Mr. Harj Gill, CEO and President.  Further Mr. Gill is pleased to report that Wireless2000 now claims to have a commercial product as reported in a News Release issued on January 28, 2008 by Wireless20000 stating that it has been granted a medical device license to sell the UWB system for the wireless and contact-less monitoring of vital signs, motion and bed occupancy for hospital and eldercare facilities.  Wireless stated that “The authorization to sell the PAM3000 in Canada is a significant milestone for Wireless2000.  It removed that last hurdle on our way to launching this truly revolutionary, life saving product in Canada, said Efraim Gavrilovich, President and Chief Executive Officer of Wireless2000… We can now start taking orders from Canadian customers.”  The Company will now ask that Wireless2000 honor its agreement and not continue to act in bad faith, stated Mr. Harj Gill, CEO and President.

As reported on December 28, 2007 and January 02, 2008 the Company has suffered greatly from improper actions of various parties.  The conduct of Wireless2000 caused damage to the company as well.  As a result, in 2007 the CEO and President, Mr. Harj Gill has foregone his salary for most of 2007.  In addition, close to one million dollars of his personal funds have been spent in 2007 to maintain AMS Homecare Inc operations.  The Company would like to again acknowledge the previously reported efforts and support of other board members and shareholders throughout these years.  “When we see the support from the courts as well as the shareholders, as we do today, then I believe the challenges and the difficulties the Company faces will be overcome.  As a result, we look forward to a ruling on the amount of damages to be awarded to AMS”, stated Mr. Harj Gill, CEO and President.

Full details on this judgment can be viewed at the following link (http://www.courts.gov.bc.ca/jdb-txt/sc/07/19/2007bcsc1919.htm).

About AMS Homecare

Founded in 1989, AMS Homecare Inc. is a purveyor of mobility equipment; durable, medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is attempting to move forward and strengthen its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:

AMS Homecare Inc:

Mr. Harj Gill

CEO, PRESIDENT

604-273-5173 ext 112

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbor Statement disclosed on the company website (http://www.amshomecare.com)

Exhibits

99.1	Arbitrator to Rule on the Magnitude of Damages to be Awarded to AMS Homecare Inc. (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2008	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer